xCraft Enterprises, Inc.



ANNUAL REPORT

418 E Lakeside Ave
Suite 08
Coeur d'Alene, ID 83814

www.xcraft.io

THE COMPANY AND ITS BUSINESS

The company's business

SUMMARY xCraft Enterprises, Inc. ("xCraft" or "Company"), based in beautiful Coeur d'Alene, Idaho, was formed from our founder's combined love of flying and aerospace engineering background. It was that passion that has created our vision. The result is XCraft and our portfolio of drones and related technologies.

OUR PRODUCTS

At present, the Company's products consist of the following: Our initial product, the X PlusOne, is a uniquely-designed unmanned aerial vehicle ("UAV" or "drone") which has been specifically engineered to deliver vertical take-off and landing ("VTOL") capability and high-efficiency and speed in its in-flight performance. The initial implementation of this UAV is called the X PlusOne and it is targeted to hobbyists and drone enthusiasts. Our secondary UAV airframe is specifically engineered to be operated via a smartphone; leveraging the controllers, communication, and systems from an Android or Apple device and delivering retractable personal drone capabilities. The initial implementation of this UAV is called the PhoneDrone Ethos. A derivative of the X PlusOne design, called the x2, is targeted toward commercial applications. This UAV offers greatly extended range, speed, and payload capabilities to deliver superior performance in First Responder, Mapping, Delivery, Survey, and other commercial applications. It is of an efficient tri- motor design and is capable of a one-hour+ flight time while carrying a 1½ pound payload.

OPERATIONS FOR 2017-

Through 2017, our sales have consisted of our X PlusOne drone and related parts and accessories, and in early 2017, we received our first revenues from the sale of our x2 commercial drone. While we have generated a great amount of interest in our PhoneDrone, as evidenced by the large volume of pre-sales through our Kickstarter and Indiegogo campaigns, there remains some as-yet unfinished product design work and refinements that have kept us from actual production and fulfillment of those commitments. As such, the PhoneDrone should be considered as a "prototype" until such time as it is production ready, which we expect to be in summer of 2018. xCraft's commercial focus at present is in its x2 design. Like the X PlusOne, the x2 is a hybrid VTOL multi-rotor design. In optimizing its use for commercial applications, focus has been on its extended time of flight and payload capacity. With the recent equity infusion from the private investor, the conversion of a large note payable into equity, and xCraft's major Start Engine capital raise, we were able to take much needed steps forward. The improved financial position allowed the development of a refined OEM business model, paid for the first production run of PhoneDrone Ethos, paid down debt, and developed two new commercial products.

Production of the Rogue racing drone has been placed on hold indefinitely to focus on commercial products.

LIABILITIES AND LITIGATION
Current liabilities have been reduced significantly through pay downs with our vendors and suppliers. We have maintained close contact with our suppliers and vendors. To date, there is no pending or threatened litigation from them towards us.

OUR SALES CHANNELS/SUPPLY CHAIN

Our current sales channels include Amazon and our own web-site. As previously mentioned, we have also had successful Kickstarter and Indiegogo campaigns for our products. We see these current channels as remaining viable as we progress, but we are also in early stages of discussions with potential distributors in other parts of the world, primarily Asia and Europe. While there is considerable amount of proprietary design that goes into each our products, much of the hardware and related parts are readily available in the market from several suppliers. We are aware of and take necessary precautions to ensure that there will be limited, if any, interruptions in the production supply chain(s).

OUR CUSTOMERS, COMPETITION, AND MARKET

Our customer base consists of individual hobbyists and enthusiasts as well as commercial companies in security, agriculture, and emergency response. Smaller drones have been a fairly recent development of the past few years, and this market is still evolving. Widespread consumer excitement, who like drones not only for simple recreation but also for their enhanced photography and video capability, is what continues to drive this market. Still early in its development, relative to other consumer electronics, we feel the consumer market for drones still has substantial growth potential. The Company foresees this consumer market for drones growing from an approximate $1.6 billion market in 2015 to a $3.3 billion market by 2020; a 16% annual growth rate. Chinese manufacturers/vendors dominate the retail drone market, the largest of which is DJI, followed by Parrot. xCraft foresees the area with the most potential for our growth to be the commercial segment. This is confirmed by a recent pronouncement, from Goldman Sachs, which forecast triple-digit annual growth over the next five years and a $21 billion total market by 2020. We see applications in industries from construction and agriculture to journalism and real estate. This commercial market is emerging, with many privately held drone companies/manufacturers, such as PrecisionHawk, and Aeryon Labs.

THE TEAM

Officers and directors

JD Claridge	CEO and Co-Founder
Charles Manning	Co-Founder, Director

JD Claridge
JD Claridge is the CEO and co-founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD was born with a passion for flight. Building and crashing flying toys throughout his youth taught him much about the science and art of flight vehicle design. He once built a (mostly) functional hang glider at the age of 7 and convinced his best friend to test fly it. JD's passion for flight runs deeply through all of his pursuits. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering Representative (DER) for the FAA, he has held key engineering roles at several aerospace OEMs and has founded his own aerospace consulting firm; Aero Designworks. In October of 2015, JD and xCraft co-founder Charles Manning were featured on ABC's Shark Tank, making history by negotiating an unprecedented deal with all five Sharks. This catapulted xCraft into the center of the public spotlight and made household names out of xCraft's launch products; PhoneDrone Ethos and X PlusOne. With JD at the helm, xCraft continues to engineer innovation into the DNA of every flying machine they produce.

Charles Manning
Charles Manning is a co-founder and remains a Director of xCraft. An aviation enthusiast, Charles

was immediately excited about working with JD to help make the X PlusOne a reality. Charles is founder and CEO of Kochava, a leading mobile attribution analytics platform company serving tier-one advertisers world-wide.

Beginning his career at Oracle, Charles later held executive and C-Level positions at M-Code, Managed Objects, and PLAYXPERT. Prior to founding Kochava, Charles founded PLAYXPERT – which started as a gaming technology platform. After licensing the PLAYXPERT technology to Razer, Charles built a team that focused its time on building engagement platforms for entrepreneurs and agencies.

Related party transactions

During 2016, one of the Company's founders (its President/CEO) funded the Company on an as-needed basis to cover operations. These advances bear no interest and are due on demand from him. At year end 2016, the net of these advances by him – and owed to him by the Company – totaled $65,670. This debt has been satisfied.

RISK FACTORS

These are the principal risks that related to the company and its business:

- It is difficult to predict our operating results and business opportunities because we have a limited history as an operating company. The Company was formed in late 2014 and we have a relatively brief operating history. Although the hardware design has been completed by us for our X PlusOne and PhoneDrone products, there remain substantial operational risks in manufacturing these first-generation hardware products. In addition, the PhoneDrone operating software for smartphones is not yet fully completed and its completion is required for successful delivery of the PhoneDrone. We are subject to and will experience the risks and difficulties that are frequently encountered by early-stage companies in new, rapidly-evolving markets. The Company has a history of losses due to the development cost associated with bringing our new products to market. Our failure to significantly increase our revenues would seriously harm our business. We have experienced operating losses since inception and expect to incur significant losses in the future. Our research and development, sales and marketing, and general and administrative expenses are expected to increase as we progress. With these additional expenses, we must significantly increase our revenues in order to become profitable. Our operating expense levels will be increasing and then they may become relatively fixed and are based, in part, on achieving an initial milestone of building a community of users. If revenue levels fall below expectations, our net losses will increase because only a portion of our expenses varies with our revenues. We may never achieve profitability, and, if we do, we cannot ensure that we will sustain or increase it. Our initial deployments of the X PlusOne and PhoneDrone have been largely through Kickstarter pre-orders or pre-purchase orders from channel partners. Successful experiences with end-users are required to cause more repeat channel orders.

Our future revenues are unpredictable, and we expect our quarterly operating results to fluctuate based on on-going orders, which could cause the value of your Units to decline. Although the Company is confident of the design and architecture of the X PlusOne, PhoneDrone, x2, the mass-production scale of our products has not yet happened. Hardware and software integration requirements, like those we must achieve in our business, contain errors or defects, including errors relating to security and usability, particularly when first introduced or when new versions or enhancements are released. Defects or errors in current or future products could result in delayed or failed deployment of our technology, lost revenues, or a delay in or failure to achieve market acceptance, any of which would seriously harm our business and operating results.

- We must manage our growth and expansion. Our further growth will place a significant strain on our resources. Any failure to manage growth effectively could seriously harm our business and operating results. To be successful, we will need to implement additional management information systems; improve our operating, administrative, financial, and accounting systems and controls; train new employees; and maintain close coordination among our executive, engineering, accounting, finance, marketing, and operations organizations.

Without success in these areas, our financial results could suffer materially.

- There are inherent risks within the drone industry. Our markets are new, rapidly evolving, and highly competitive. We expect this competition to persist and intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business and operating results. The global regulatory risk, as it relates to the operation of drones, is new and relatively unknown. However, there have been recent strides made within the US. In August of 2016, the FAA released new rules governing the commercial use of UAVs. These regulations provide a framework for operation beyond recreational use. While it is thought that other developed countries will follow the FAA's lead and develop similar rules for UAV operation, they may not do so and global sales may suffer. There are still limitations, for example, which prohibit flight beyond visual line of sight, resulting in banning operation over people that are not involved in the actual mission, limiting flights to a maximum altitude of 400 feet above ground level, etc. The present rules do not provide means of obtaining waivers to any of these restrictions and thus these will continue to limit and constrain usage.

- Our patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our drones and related technology. The Company has applied and intends to continue to apply for patents and trademarks with respect to its intellectual property, but no such applications have yet been submitted. Once submitted, our patent applications or trademark registrations may not be approved. Moreover, even if approved, they may not provide us with any competitive advantage or may be challenged by third parties. If challenged, any of our patents might not be upheld or their claims could be narrowed. Legal standards relating to the validity, enforceability, and scope of intellectual property rights generally, and in Internet-related industries specifically, are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Any litigation surrounding our rights could force us to divert important financial and other resources away from our business operations. These legal protections afford only limited protection. Any steps we take to protect our intellectual property may be inadequate, time consuming, and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or our other intellectual property, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This could cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others.

Moreover, even though these patents may be issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

- We may be found to infringe proprietary rights of others. The drone and autonomous vehicle industries are both emerging fields in which we expect a number of companies to create, and pursue patent protection for, inventions and technologies. Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. We could incur substantial costs to defend or settle any litigation, and intellectual property litigation could force us to do one or more of the following: cease selling, incorporating, or using products or services that incorporate the challenged intellectual property; • obtain a license from the holder of the infringed intellectual property right; and • redesign products or services. We might not be able to redesign our products and services or obtain a license on commercially reasonable terms from the holders of any potentially infringed intellectual property. Any successful claim of infringement against us and our failure or inability to license the infringed technology on commercially reasonable terms would seriously harm our business and operating results.

- We must attract and retain key personnel. Our success depends largely on the skills, experience, and performance of the members of our senior management and other key personnel. With successful funding, we will need to initiate the hiring of managers and other key personnel. We might be unable to assimilate our recently hired key personnel or be unable to locate, hire, and retain additional qualified key personnel. Our senior management and/or other key personnel are not bound to be employed for any specific time period. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other companies in the high-tech and gaming sectors, we face intense competition for qualified personnel.

- There are several competitors who are better positioned than we are to take the majority of the market. The drone industry is becoming well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

- Our current and/or future products could have a latent design flaw or manufacturing defect. Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there may be design flaw(s) that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. We have had no such flaws or recalls to date with any of our product(s). However, a major recall of our products would be expensive and could significantly impact the value of the Company.

- Our new product(s) could fail to achieve the sales traction that we expect. The Company's growth projections are based on an assumption that we will be able to successfully launch future products and that we will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- We may face technological and design challenges. We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

- We are subject to changes in foreign currency exchange rates. Our products are manufactured in China and sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

- Risks Related to an Investment - We will need to raise additional funds in the future. Any funding received by the Company from this offering will immediately be available to and used by us to meet current and ongoing capital needs. The Company estimates that $1,000,000 would be sufficient to fund its business plan for at least the next year. Depending on our ability to generate sustainable revenue, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. This could seriously harm our business and operating results.

  Furthermore, if we issue additional common stock, you will experience dilution. The Company may issue additional units with rights senior to those of the Class B Series 1 shares offered hereby. If we need to raise funds and cannot do so on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.

- We have substantial discretion as to how to use the proceeds from this offering. Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which an investor may not agree. We cannot predict that investment of the proceeds will yield a favorable return, if any.

- You will have little to no control over the management of the Company's business operations. As of the date hereof our Founder, JD Claridge, owns a majority of the voting common stock of the Company. Even if the maximum offering is raised, he will still retain a majority. As a result, Mr. Claridge will be able to exercise significant influence over all matters requiring member approval, including the election of managers and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring and/or having control over us.

- Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Should the Company's plan become being acquired by an existing player in the drone industry, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is another potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons.

Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the drone industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Prior to this offering, there has been no public market for the securities of the Company and there is no assurance that a public market will ever develop. The offering price of $1.70 per share has been arbitrarily determined by the Company and bears no direct relationship to the market price of the free trading shares, assets, earnings, book value, or any other objective standard of worth.

- Certain key products are presently in "prototype" stage and have yet to reach the point of full production. As a result, there is risk that they may never be produced. Our PhoneDrone Ethos and Rogue are still considered by us as "working prototypes" as they are not yet considered fully complete and ready for actual manufacturing and production. We expect to have the Rogue completed and ready for production in the next two months, and our PhoneDrone is projected to be production-ready in August 2017. While we expect these products to be completed in the time frames indicated, there remains risk that they may never be commercially produced and sold.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- JD Claridge, 56.08% ownership, Class A Common
- Charles Manning, 14.39% ownership, Class A Common
- Mountain Man Ventures, 7.82% ownership, Class A Common
- Philip Burks, 6.26% ownership, Class A Common
- Employee pool, .36% ownership, Class B
- Reg CF Raise (at $1.70 per share), 15.09%, Class B

OUR SECURITIES

Our authorized capital consists of 75,000,000 shares, designated as 60,000,000 shares of common stock and 15,000,000 shares of preferred stock, par value $0.0001 per share. Our common shares have been further designated as 50,000,000 Shares of Class A Voting, and 10,000,000 shares Class B Non-Voting.

As of the date of this offering statement, there are a total of 3,526,250 shares of our Class A shares issued and outstanding (held by four (4) shareholders). We have issued 14,987 Class B shares to employees and 629,411 Class B shares through our Reg CF Raise for a total of 644,398 Class B shares.

The following is a summary of the rights of our capital stock as provided within our certificate of incorporation and bylaws.

Common Stock

Voting Rights. We have two classes of common stock. Our Class A shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Class B, which are being offered by way of this offering statement, have no voting rights.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its
common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will he fully paid and not liable to further calls or assessments by us.

2017 Equity Incentive Plan. The Company has reserved 600,000 shares of its common stock pursuant to the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Preferred Stock

While the Company has authorized certain of its shares as "Preferred Stock" in it Articles of Incorporation, no specific designations or authorizations have been defined for them to date.

The following is a summary of the rights of our capital stock as provided within our certificate of incorporation and bylaws.

Common Stock

Voting Rights. We have two classes of common stock. Our Class A shares are entitled to one vote for each share held of record on all matters submitted to a
vote of the stockholders. Our Class B, which are being offered by way of this offering statement, have no voting rights.

What it means to be a Minority Holder

The Company is structured such that we have two classes of common shares, our Class A and Class B. The only difference between the two is that the Class A shares have voting rights - one vote per share - while our Class B shares have no voting rights.
With our Class A shares being held by the founders and a small number of investors, voting control is retained and controlled by them. As a result, these few people have the ability to make all major decisions regarding the Company.

As holders of Class B shares, you will have no voting rights. You will have limited ability, if at all, to influence our policies or any other corporate matter(s), including the election of directors, changes to our Company's governance documents, additional issuance(s) of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes,preferred shares, or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "downround," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Management's Discussion and Analysis of Financial Condition And Results

of Operation

Financial Statements

Please see our company prepared 2017 financial statements as Exhibit B and 2016 and 2015 Independent CPA prepared financial statements and related Review Report as Exhibit C to our Form C. While formed in September of 2014, there were no operations for 2014.

Operating Results

The following analysis and discussion will be comparing the years ended December 31, 2017 and 2016.

Revenues

Year over year, sales were down. In late 2016, a couple of events impacted the trajectory our company was on. First, a large Chinese manufacturer began producing their own product and brought a line of drones to the market at far lower price points than their competitors. While we can only speculate as to their intentions, the result was disastrous. Many drone companies went out of business. Those that survived (like us) were forced to sell their product at much lower margins. These reduced revenues and lower profits, coupled with some unanticipated higher costs in the development of our PhoneDrone, put us in a position where we had to severely cut back operations and slow down the development and thus the completion of the PhoneDrone. Our renewed focus on commercial channels was evidenced by the release of two new "x2 Series" drones in 2017; the x2 Geo and the x2i. These hybrid VTOL drones produced product sales of $118,150 for the year. X PlusOne sales totaled $22,472.

Operating Expenses

These expenses for the Company consist primarily of marketing and sales expenses, employee compensation/benefits, and professional fees such as legal, patents, and research and development. Notably, we increased our spending on Advertising/ Marketing to $210,600 from $133,900 in 2016. This increase was largely due to funds used in the Reg CF equity raise ($86,500) and "Perks" from the CF raise ($28,600). The balance consists of General Marketing ($78,500) and Trade Show fees ($17,900). Notable year over year decrease in spending was experienced in Payroll and R&D spending. Payroll for 2017 was at $242,800 as compared to $360,400 in 2016. This was largely due to decreased production after the consumer market challenges faced in 2016. R&D spending was down from $243,400 in 2016 to $90,225. This decrease was due to lack of funds available for the development of phone drone as well as the completion of X PlusOne in 2016. Our professional fees totaled $94,200 for the year.

Financial Milestones

As it looks to the immediate future, the Company sees as financial milestones being the completion of the development of our PhoneDrone: namely completion of the phone application ("APP"), the small design changes that may come as we progress towards production, and the tooling and production of the product. We project the remaining cost to complete the PhoneDrone development and have it ready for production to be $200,000-$250,000. We expect to begin deliveries in June 2018. The success of the Start Engine Reg CF raise generated funds specifically allocated to the future delivery of PhoneDrone, the development of the x2 Series drone, and debt reduction.

The size of our production runs for the PhoneDrone will be dictated largely upon market demand and the availability and timing of capital and/or cash flow.

Liquidity and Capital Resources

While we have been successful to date in generating Sales revenues from our X PlusOne drone, our funding to date has come largely from our Kickstarter and Indiegogo campaigns, and the $300,000 Convertible Note received in March 2016. This Note, plus accrued interest, was recently converted into Class A common shares.

In late February of 2017, we received $200,000 from a third-party investor by way of a private placement of our Class A common stock pursuant to Rule 506(c) of Reg D of the Securities Act. In both of these recent events were issued shares at $1.00 per share.

The Company will be continuing to seek additional capital by way of the sale of its securities through private placement(s) and/or Convertible Notes. Our meetings with various traditional banking sources have indicated that we will need to achieve profitability before they will consider providing us further funds.

With these efforts, plus the net proceeds from this Offering, the Company intends to complete the development, production, and sales of our Phone Drone and move forward with our commercial endeavors with the X2 drone.

The funds from this Offering and our private placement efforts enabled operations through 2017and have allowed profitability for early 2018.

Indebtedness

The Company received $300,000 from a Convertible Note in March 2016. It bears simple interest at 10% and has a maturity of March 15, 2017. In February 2017, that Note was converted into a total of 326,250 Class A common shares. Our line of credit is for $50,000 maximum and bears interest at Prime+3%. Credit cards are provided different banks and carry interest rate ranging from 10-18%. The Company has a
$50,000 line of credit bearing interest at Prime+3% and various credit cards that bear interest from 12% to 18%.

Recent offerings of securities

- 2016-03-05, Rule 506(c) of Reg D, 0 Convertible Note. Use of proceeds: Working capital
- 2017-02-05, Rule 506(c) of Reg D, 0 Common Shares. Use of proceeds: Working capital

Valuation

$6,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company and its Board as to what would be the fair value of the Company.

USE OF PROCEEDS

The net proceeds of this Offering have been used to fund the furtherance of our PhoneDrone product for market, the marketing/sales thereof, for working capital needs to further development of our commercial products, and to pay down debt.

Irregular Use of Proceeds

The Company does not foresee, nor is there any planned irregular use of any of the proceeds from this offering.

REGULATORY INFORMATION

Disqualification

No disqualifying event(s) has been recorded with respect to the Company, or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

SUBSEQUENT EVENTS-

Q1 of 2018 was xCraft's first ever profitable quarter. Revenues for the quarter were just over $286,000 and expenses were approximately $177,000 leading to a net profit of $109,000. A large portion of the revenue came as an NRE payment from a new joint venture called First iZ. In addition, we were able to secure a loan for $245,000 from Innovate Washington to further provide for our operational and development needs.

First iZ is a new first responder drone project that we are incredibly excited about. This is a game-changing drone system that will arrive on the scene of emergency calls prior to any first responder and deliver real-time aerial imagery over a secured network to the people that need it. This means critical intelligence like the real-time traffic picture, size of a building fire, the exact location and severity of an auto accident, etc. will be instantly available to first responders and it will save lives!

First iZ is made possible by a new joint venture between xCraft and The Genesis Group, based in

Tyler, Texas. This company was founded by one of xCraft's investors, Phil Burks and develops software solutions for mission critical and business critical two-way communication networks. They created the "Genesis Pulse," which is a first responder decision-support and situational awareness tool that optimizes response times to incidents. The Genesis Group's expertise in first responder software and XCraft's custom drone development capabilities are the driving forces behind the First iZ project.

xCraft has a 25% stake in the new company, called Phirst Technologies, which was formed by Phil Burks and xCraft CEO, JD Claridge. The venture raised 3 million dollars of seed funding which will be enough to achieve a pilot project installation in both Tyler, Texas and Coeur d'Alene, Idaho before the end of the year.   Visit www.firstiz.co for more information.

With the momentum of the x2, First iZ, and PhoneDrone production, we are also pushing our way into both the Energy and Military sectors. Recently, our CEO JD Claridge, took part in the US Marine Corps Hive Final Mile (HFM) demonstration showing the capabilities of autonomous drone deployment of supplies such as food or ammunition. For more information on the article visit: http://www.janes.com/article/78617/us-marine-corps-performs-hive-final-mile-uav-concept-demonstration.

EXHIBIT B TO FORM C

XCRAFT ENTERPISES, INC.
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited and unreviewed)

	2017	2016
Assets		
Current assets:		
Cash	90330	160
Inventory	125968	47311
Total current assets	216298	47471
Property and equipment, net	30771	39544
Intangible assets, net	73573	38230
Other assets	214590	5490
Total assets	535232	130735
Liabilities and Stockholders' Deficit		
Current Liabilities:		
Accounts Payable	218616	461182
Accrued liabilities	10756	23750
Deferred revenue	528081	395380
Line of Credit	32119	50000
Related party advances		65670
Total current liabilities	789571	995985
Convertible debt	0	300000
Notes payable	25000	0
Total liabilities	814571	1295982
Commitments and contingencies (Note 4)		
Stockholders' Deficit:	(279340)	(1165247)
Total liabilities and stockholders' deficit	535232	130735

XCRAFT ENTERPISES, INC.
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited and unreviewed)

	2017	2016
Revenues	137137	590495
Cost of goods sold	91447	683268
Gross profit	45690	(92773)
Operating expenses:		
General and administrative	420744	607099
Sales and marketing	210585	138647
Research and development	90225	228773
Total operating expenses	721554	974519
Operating loss	(675864)	(1067292)
Other (income) expense:		
Interest expense	8396	28761
Total other (income) expense	8396	28761
Net loss	(684260)	(1096053)
Beginning stockholders' equity (deficit)	(1165247)	(69194)
Stockholders contributions	1570167	0
Distributions	0	0
Ending stockholders' deficit	(279340)	(1165247)

XCRAFT ENTERPISES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited and unreviewed)

	2017	2016
Cash Flows from Operating Activities		
Net loss	(684260)	(1096053)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	12839	13779
Amortization	3828	2606
Bad debt expense	0	30000
Changes in operating assets and liabilities:		
Accounts receivable	0	(30000)
Inventory	(78927)	(47311)
Other assets	(143489)	0
Accounts payable	(215163)	419331
Accrued liabilities	(40203)	23750
Deferred revenue	132701	(25360)
Net cash provided by (used in) operating activities	(1012674)	(709258)
Cash Flows from Investing Activities		
Purchase of property and equipment	2173	(27954)
Purchase of intangible assets	(106415)	(12306)
Net cash used in investing activities	(104242)	(40260)
Cash Flows from Financing Activities		
Proceeds from related party advances	(67435)	65670
Proceeds from line of credit	(18644)	50000
Proceeds from convertible debt	251250	300000
Members distributions	0	0
Member contributions	1041915	0
Net cash provided by financing activities	1207086	415670
Increase (decrease) in cash and cash equivalents	90170	(333848)
Cash and cash equivalents, beginning of period	160	334008
Cash and cash equivalents, end of period	90330	160

Supplemental disclosures of cash flow information
    Cash paid for interest   5011
    Cash paid for income taxes

EXHIBIT C TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR xCraft
Enterprises, Inc.

XCRAFT ENTERPRISES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2016 AND 2015

Together with
Independent Accountants'
Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight
Board

XCraft Enterprises, Inc.
Index to Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
XCraft Enterprises, Inc.
Coeur d'Alene, Idaho

We have reviewed the accompanying financial statements of xCraft Enterprises, Inc., formerly xCraft Enterprises, LLC (the "Company"), a Delaware Corporation, which comprise the balance sheets as of December 3 I, 20 I 6 and 2015, and the related statements of operations and members' deficit and cash flows for the years then ended, and the related notes to the financial statements . A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of Amer ica.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
June 19, 2017

20321 SW Birch Street, Suite 200 Newport Beach California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

XCRAFT ENTERPRISES, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Assets		
Current assets:		
Cash	$ 160	$ 334,008
Inventory	47,311	-
Total current assets	47,471	334,008
Property and equipment, net	39,544	25,369
Intangible assets, net	38,230	28,530
Other assets	5,490	5,490
Total assets	$ 130,735	$ 393,397
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 461,182	$ 41,851
Accrued liabilities	23,750	-
Deferred revenue	395,380	420,740
Line of credit	50,000	-
Related party advances	65,670	-
Total current liabilities	995,982	462,591
Convertible debt	300,000	-
Total liabilities	1,295,982	462,591
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:	(1,165,247)	(69,194)
Total liabilities and stockholders' deficit	$ 130,735	$ 393,397

See accompanying independent accountants' review report and notes to the financial statements

XCRAFT ENTERPRISES, INC.
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Revenues	$ 590,495	$ 341,108
Cost of goods sold	683,268	163,810
Gross profit	(92,773)	177,298
Operating expenses:		
General and administrative	607,099	168,638
Sales and marketing	138,647	71,497
Research and development	228,773	18,028
Total operating expenses	974,519	258,163
Operating loss	(1,067,292)	(80,865)
Other (income) expense:		
Interest expense	28,761	3,066
Total other (income) expense	28,761	3,066
Net loss	$ (1,096,053)	$ (83,931)
Beginning stockholders' equity (deficit)	(69,194)	9,467
Stockholder contributions	-	50,770
Distributions	-	(45,500)
Ending stockholders' deficit	$ (1,165,247)	$ (69,194)

See accompanying independent accountants' review report and notes to the financial statements

XCRAFT ENTERPRISES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Cash Flows from Operating Activities		
Net loss	$ (1,096,053)	$ (83,931)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	13,779	10,065
Amortization	2,606	1,448
Bad debt expense	30,000	-
Changes in operating assets and liabilities:		
Accounts receivable	(30,000)	-
Inventory	(47,311)	-
Other assets	-	(5,490)
Accounts payable	419,331	41,851
Accrued liabilities	23,750	-
Deferred revenue	(25,360)	420,740
Net cash provided by (used in) operating activities	(709,258)	384,683
Cash Flows from Investing Activities		
Purchase of property and equipment	(27,954)	(35,434)
Purchase of intangible assets	(12,306)	(22,111)
Net cash used in investing activities	(40,260)	(57,545)
Cash Flows from Financing Activities		
Proceeds from related party advances	65,670	-
Proceeds from line of credit	50,000	-
Proceeds from convertible debt	300,000	-
Member distributions	-	(45,500)
Member contributions	-	50,770
Net cash provided by financing activities	415,670	5,270
Increase (decrease) in cash and cash equivalents	(333,848)	332,408
Cash and cash equivalents, beginning of period	334,008	1,600
Cash and cash equivalents, end of period	$ 160	$ 334,008
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 5,011	$ 3,066
Cash paid for income taxes	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as xCraft Enterprises LLC. On February 28, 2017 the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of xCraft Enterprises, Inc. (which may be referred to as "xCraft", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has developed uniquely designed unmanned Aerial Vehicles ("UAV's" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high-efficiency and speed in their in-flight performance.

Going Concern and Management Plans
We have historically relied on pre-sales of product, product sales, debt, and contributions from our LLC members prior to conversion for operating capital. We will incur significant additional costs for operations until revenues can sustain operating costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding the sale of product, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company changed from a limited liability company ("LLC") to a corporation in 2017 as described in Note 1. Accordingly, while the name of the Company is currently a corporation in these financial statements, the historical financial statements are presented as that of the LLC. Future financial statements prepared under U.S. GAAP will be that of the corporation.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts at times to reserve for potential uncollectible receivables based on historical experience. As of December 31, 2016 and 2015, the allowance for doubtful accounts was $30,000 and $0, respectively.

Inventories
Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO).

Property and Equipment
Property and equipment is recorded at cost. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful lives or the term of the lease. Depreciation expense for the years ended December 31, 2016 and 2015, was $13,779 and $10,065, respectively. As of December 31, 2016 and 2015, property and equipment consisted of the following:

	2016	2015
Furniture and fixtures	$ 3,100	$ 3,100
Computers and software	38,373	23,500
Office equipment	8,921	8,834
Marketing displays	12,994	-
Total property and equipment	63,388	35,434
Accumulated depreciation	(23,844)	(10,065)
	$ 39,544	$ 25,369

Intangible Assets
Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

The following are intangible assets with month finite lives and those not subject to amortization as of December 31:

	2016	2015
Finite	$ 37,052	$ 27,951
Indefinite	5,365	2,160
Total intangible assets	42,417	30,111
Less: amortization	(4,187)	(1,581)
	$ 38,230	$ 28,530

Amortization expense was $2,606 and $1,448 for the years ended December 31, 2016 and 2015, respectively.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. To date, we have not capitalized any such costs.

Product Warranty Costs
The Company provides 30-day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negligible, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2016 and 2015.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option,

that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition
The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience. The Company has undertaken various crowdfunding campaigns which have pre-sold our products which in turn has allowed us to fund certain amounts of production. The pre-sale of our products are a part of intended operations and therefore we have included crowdfunding income as revenues.

Shipping and Handling Costs
Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
Prior to February 2017, the Company was taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

For 2017 and future years, the Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

The Company has three customers that make up 26%, 28% and 40%, respectively of revenue in 2016. Because the Company is focused on commercial applications in the future and not retail applications which make up these concentrations, the Company does not believe the loss of one or more of these customers will have a material impact on the Company. Revenue derived from these customers in 2017 through the date of these financial statements is nominal.

The Company has three vendors that make up 12%, 29% and 41%, respectively of accounts payable in 2016. The Company does not believe the loss of one or more of these vendors will have a material impact on the Company.

NOTE 3 – DEBT

Debt
In March 2016, the Company received $300,000 in proceeds from a Convertible Note ("Note"). The Note bore interest at 10%, compounded annually, and matured two years after the date of the Note. The Note had automatic and optional conversion terms. The optional conversion term allowed the holder to convert as specified per the agreement any time after the maturity date. The automatic conversion terms were based on the next qualified round in an equity financing. In February 2017, the holder of the Note agreed to convert the Note (plus accrued interest) totaling $326,250 into 326,250 shares of common stock.

Line of Credit
In June 2016, we entered into a line of credit with a financial institution for $50,000. Balances outstanding on the line of credit accrue interest at the Wall Street Journal prime rate (3.75% at December 31, 2016) plus 2%. This line of credit is secured by virtually all the Company's assets and is subject to an 18% default rate. The line of credit matures in June 2017. As of December 31, 2016, the Company had no additional funds available under the line of credit. The Company is working on extending the maturity date of the line of credit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' DEFICIT

Equity of Limited Liability Company
Prior to March 1, 2017, the Company operated as an LLC, see Notes 1 and 2. Accordingly, members had membership interests and received profits and losses equal to their interest in the Company. During the years ended December 31, 2016 and 2015, the Company received $0 and $50,770 in contributions from its members, and paid $0 and $45,500 in distributions, respectively.

Conversion of Limited Liability Company to Corporation
Pursuant to the Company's becoming a Delaware corporation effective March 1, 2017, the Company has a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of common stock based on their ownership in the LLC.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2016, one of the Company's founders and Chief Executive Officer funded the Company on an as-needed basis to cover operations. These advances bear no interest and are due on demand. At December 31, 2016, the net of these totaled $65,670 which is included in the accompanying balance sheet.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to year end, the following events occurred:

- The Company was converted to a Delaware C-Corporation, from its prior status as an Idaho LLC. Our founders, JD Claridge and Charles Manning, received 2,400,000 and 600,000 shares of our common stock, respectively, for conversion of membership units to common stock. This conversion was effective as of March 1, 2017.

- The Convertible Note outstanding was converted into 326,250 shares of our common stock ($300,000 principal amount plus $26,250 in interest).

- We received $200,000 in proceeds from a third-party investor in exchange for 200,000 shares of common stock.

- In March 2017, the Company entered into a line of credit agreement with a bank for $38,000. The advances incur interest at the Wall Street Journal prime rate (3.75 % on the date of agreement) plus 5%.

- The Company authorized the 2017 Equity Incentive Plan. The Company has reserved 600,000 shares of its common stock pursuant to the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

- The Company has commenced a Regulation Crowdfunding campaign through StartEngine, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's offering, which is for the sale of common stock, is ongoing as of the date of these financial statements.

- The Company filed amended and restated articles of incorporation with the state of Delaware. The amended and restated articles designate that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Shares, par value $0.0001 per share. Except for voting rights, Class A and B shares have identical rights and preferences.

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 19, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Certification

I, JD Claridge, CEO/Founder of xCraft Enterprises, Inc, hereby certify that the financial statements and information provided in this submission for xCraft Enterprises, Inc are true and complete in all material aspects to the best of my knowledge.

JD Claridge
CEO/Founder